Exhibit (a)(3)

                      LEHIGH TAX CREDIT PARTNERS L.L.C.
                              625 Madison Avenue
                           New York, New York 10022

                                                                  May 30, 1997


                        $730 PER BAC OFFER TO PURCHASE


To BACs holders in Independence Tax Credit Plus L.P.:


     Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), is offering to purchase up to 19,197 of the outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests of Independence Tax Credit Plus L.P. (the "Partnership") for a cash purchase price of $730 per BAC, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions in the attached Offer to Purchase, dated May 30, 1997, and the related Letter of Transmittal (which together constitute the "Offer"). The Purchase Price will be automatically reduced by $14 per BAC for each month (or part of a month) between July 31, 1997 and the date of transfer for BACs transferred after July 31, 1997. THE PURCHASER AND RELATED INDEPENDENCE ASSOCIATES L.P., THE GENERAL PARTNER OF THE PARTNERSHIP, ARE AFFILIATED.


     Unless extended by the Purchaser, the Offer will expire at midnight, New York City time, on June 27, 1997. The Offer is not conditioned upon any minimum number of BACs being tendered; however, tenders of less than all BACs owned by a BACs holder that would result in a BACs holder holding less than 5 BACs will not be accepted.

     The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your BACs. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

     The Offer is being made to provide BACs holders that have a current or anticipated need or desire for liquidity with an opportunity to sell their BACs. Such BACs holders may feel that their circumstances have changed such that anticipated future allocation of tax credits and tax losses will no longer be beneficial to them.

          Possible tax consequences to tendering BACs holders:

          Tendering BACs holders who have not utilized passive losses: A BACs holder who sells his or her BACs pursuant to this Offer will receive $730 of proceeds per BAC that may result in a taxable gain, which gain could be sheltered by unused passive losses. In the case of an individual BACs holder who acquired BACs pursuant to the original offering of BACs by the Partnership and who has not utilized the passive losses from the Partnership to offset passive income, the ability to use unapplied passive losses from the Partnership should offset any gain recognized on a sale of those BACs, so that the BACs holder would not be required to make a federal tax payment. In addition, if an individual sells all of his or her BACs, unused passive losses of up to approximately $222 per BAC may be available to offset other capital gains of such BACs holder.

          Tendering BACs holders who have utilized passive losses: An individual BACs holder who acquired BACs pursuant to the original offering of BACs by the Partnership and has utilized all of his passive losses (therefore not being able to shelter any gain from the sale of BACs) is expected to recognize a taxable gain of approximately $117 per BAC.

     The Purchaser believes that the projected aggregate per BAC benefit from the Offer, together with the benefits received since 1991, total approximately $1,862. Such benefits include $730 (the Purchase Price) plus $593 (representing the Tax Credits allocated through June 30, 1997) plus approximately $62 (representing the tax savings attributable to the use of the capital loss of $222 described in the preceding section, assuming a tax rate of 28%) plus approximately $488 (representing the assumed return on the reinvestment of the Purchase Price at 5% for approximately 10.5 years) less approximately $11 (representing a recapture of Historic Tax Credits). The projected benefit of $1,862 assumes the BACs holder acquired the BACs pursuant to the original offering and such BACs holder did not utilize any passive losses. The projected benefit may be more or less depending on, among other things, a tendering BACs holder's tax rate and the return a tendering BACs holder may earn when investing the Purchase Price.


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     The Purchaser believes that such aggregate projected benefit compares favorably with the potential benefits to a BACs holder who remains in the Partnership, continuing to receive Tax Credits, and assuming a return of the present value of the original investment of $1,000 as, and if, the Partnership's 28 properties are sold for amounts in excess of the then existing indebtedness and other liabilities. The aggregate of such potential benefits would be approximately $1,841 which include $593 (the Tax Credits allocated through June 30, 1997) plus $820 (the present value at 5% of the remaining Tax Credits to be allocated over the remaining Credit Period (as defined in the Offer to Purchase)) plus approximately $428 (the present value at 5% of a BACs holder's original $1,000 investment, returned ratably over the 4 years following the end of the Credit Period). There can, however, be no guarantee that these benefits will be realized. Neither the General Partner of the Partnership, nor the Purchaser, is making any representation, and there can be no assurance, that any or all of the properties of the Partnership will be sold and, if sold, will result in distributable cash sufficient to return any of a BACs holder's original investment.

     You must decide whether to tender your BACs based on your own particular circumstances. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND OTHER IMPLICATIONS TO YOU OF ACCEPTING THE OFFER.

     If you need additional information regarding the Offer or need assistance in tendering your BACs, please do not hesitate to call Denise Bernstein, c/o Related Capital Company, at (800) 600-6422 (ext. 2030).

                                             LEHIGH TAX CREDIT PARTNERS L.L.C.